Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006

Pretax income from continuing operations	$219,459	$199,368	$163,295	$386,987	$97,449
Add fixed charges as adjusted (from below)	135,137	135,341	141,924	155,643	129,794

	$354,596	$334,709	$305,219	$542,630	$227,243
Fixed charges:
Interest expense:
Corporate	$123,930	$121,406	$130,701	$140,593	$107,071
Amortization of debt cost	4,266	7,575	3,573	6,261	16,328
1/3 of rental expense	6,941	6,360	7,650	8,789	6,395

Fixed charges	$135,137	$135,341	$141,924	$155,643	$129,794

Ratio (earnings divided by fixed charges)	2.62	2.47	2.15	3.49	1.75